UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40805

VersaBank
(Exact name of registrant as specified in its charter)

140 Fullarton Street, Suite 2002
London, Ontario N6A 5P2
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

On June 7, 2023, VersaBank issued Interim Consolidated Financial Statements for the three months ended April 30, 2023 and 2022, Management’s Discussion and Analysis of Operations and Financial Condition for the three months ended April 30, 2023, a press release, dated June 7, 2023, titled VERSABANK REPORTS CONTINUED STRONG RESULTS FOR SECOND QUARTER 2023, a press release, dated June 7, 2023, titled VersaBank Declares Dividends, Form 52-109F2 certificate of interim filings by CEO and Form 52-109F2 certificate of interim filings by CFO, copies of which are furnished as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6, respectively, to this Report of Foreign Private Issuer on Form 6-K

The information in this Form 6-K (including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSABANK

Date: June 7, 2023	By:	/s/ Shawn Clarke
		Name:	Shawn Clarke
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Interim Consolidated Financial Statements for the three & six month periods ended April 30, 2023 and 2022.
99.2	Management’s Discussion and Analysis of Operations and Financial Condition for the three & six month periods ended April 30, 2023.
99.3	Press Release, dated June 7, 2023, titled VERSABANK REPORTS CONTINUED STRONG RESULTS FOR SECOND QUARTER 2023.
99.4	Press Release, dated June 7, 2023, titled VersaBank Declares Dividends.
99.5	VersaBank—Form 52-109F2 certificate of interim filings by CEO.
99.6	VersaBank—Form 52-109F2 certificate of interim filings by CFO.